

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 3, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the
Class A Common Stock, $0.00001 par value per share of Oscar Health, Inc. under the
Exchange Act of 1934.

Sincerely,

(signature)